SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

KT ‘18 2Q Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. KT Corp has applied new accounting standard of ‘K-IFRS 1115’ as of Jan 1st, 2018. Accordingly, we have elected the modified retrospective approach which will recognize the cumulative impact of the new standard as an adjustment to retained earnings as at January 1 2018, the period of initial application. That said, there are no obligation to apply the new standard to previous financial statements. In this material, despite the new accounting standard, we have included the restated figures for 2018 prepared under IFRS 1018 (old- standard) for investors’ understandings. The restated figures are followed by ‘*’ marking. However, please be noted that these restated figures have not been audited or reviewed by external auditors. If you have any related questions to this material, please contact IR department. Tel : 82-2-3495-3512, 3254, 3564, 3976, 5343 Fax : 82-2-3495-5917

Contents 1 2Q18 Highlight 2 Financial Highlights 3 Business Overviews 4 Q&A 5 Appendix

Contents 1 2Q18 Highlight 2 Financial Highlights 3 Business Overviews 4 Q&A 5 Appendix

1 2Q18 Highlight ïƒ¼ Sustained revenue and subscriber growth with new data plan and differentiated service offerings ïƒ¼ Service development in platform businesses (energy, security, AI, connected car, etc.) for securing long-term growth momentum preparing for the upcoming 5G era High-quality subscriber growth supported by tailored services and high network quality—Introducing new pricing plans ‘Data ON’ and ‘Roaming ON’ based on data usage pattern (5.31) MNO net adds of 220K with positive response on new plans—over 500K subscribers in 1 month—GiGA penetration of 52% with broadband revenue up by 3.7% YoY (stand-alone, old std.) Gearing up for long term growth on media platform with GiGA Genie subscribers of 1M—Creating profit opportunities with cross-industry integration of AI apartment, AI hotel, education, etc., along with increase of high ARPU IPTV subscriber base—IPTV net adds of 200k in 1H18, with revenue up by 17.2% YoY (stand-alone, old std.) Expansion of platform business (eg. GiGA Drive, GiGA Energy Manager, GiGA Eyes)—Launched connected car platform, GiGA Drive, achieved subscribers of 650K (YoY +34%) collaborating with carmakers—Enhanced service competitiveness through upgrading energy and security solutions 4

Contents 1 2Q18 Highlight 2 Financial Highlights 3 Business Overviews 4 Q&A 5 Appendix

K-IFRS / Consolidated

2-1 Financial Highlights

Income Statement

☐ **Operating Revenue**
KRW 5.88tn, YoY +0.7%

- Service Revenue
  KRW 5.05tn, YoY -0.4%

☐ **Operating Income**
KRW 376.9bn, YoY -15.7%

☐ **Net Income**
KRW 256.9bn, YoY -0.4%

☐ **EBITDA**
KRW 1.20tn, YoY -6.9%

(Unit: KRW bn)

	2Q17*	1Q18*	2Q18*	QoQ	YoY	1Q18	2Q18	QoQ
Operating revenue	5,842.5	5,837.9	5,882.4	0.8%	0.7%	5,710.2	5,806.9	1.7%
Service revenue	5,069.1	4,921.7	5,050.2	2.6%	-0.4%	4,863.6	5,003.6	2.9%
Merchandise revenue	773.3	916.1	832.2	-9.2%	7.6%	846.6	803.4	-5.1%
Operating expense	5,395.2	5,402.7	5,505.4	1.9%	2.0%	5,313.1	5,407.8	1.8%
Operating income	447.3	435.1	376.9	-13.4%	-15.7%	397.1	399.1	0.5%
Margin (%)	7.7%	7.5%	6.4%	-1.0%p	-1.2%p	7.0%	6.9%	-0.1%p
Non-operating income(loss)	-131.4	-47.2	-14.6	Deficit Decreased	Deficit Decreased	-44.1	-7.9	Deficit Decreased
Income before taxes	315.9	388.0	362.4	-6.6%	14.7%	353.0	391.2	10.8%
Net income	258.1	252.5	256.9	1.7%	-0.4%	224.1	280.7	25.2%
Margin (%)	4.4%	4.3%	4.4%	0.1%p	0.0%p	3.9%	4.8%	0.9%p
EBITDA	1,288.3	1,266.9	1,199.0	-5.4%	-6.9%	1,228.9	1,221.2	-0.6%
Margin (%)	22.1%	21.7%	20.4%	-1.3%p	-1.7%p	21.5%	21.0%	-0.5%p

* IFRS 1018 applied (old-standard) : Restated figures have been provided for investors' understanding.
The figures have not been audited or reviewed by external auditors. (applies to other slides)

6

K-IFRS / Consolidated 2-2 Financial Highlights Operating Expenses (Unit: KRW bn) Operating Expenses 2Q17* 1Q18* 2Q18* QoQ YoY 1Q18 2Q18 QoQ KRW 5.51tn, YoY +2.0% Operating expense 5,395.2 5,402.7 5,505.4 1.9% 2.0% 5,313.1 5,407.8 1.8% Labor Cost KRW 989.6bn, YoY +13.5% Labor cost 872.1 923.5 989.6 7.2% 13.5% 922.1 987.5 7.1% General expense 2,442.3 2,363.6 2,466.6 4.4% 1.0% 2,353.1 2,454.6 4.3% General Expense KRW 2.47tn, YoY +1.0% Cost of service provided 661.6 649.7 609.8 -6.2% -7.8% 649.7 609.8 -6.2% Cost of Merchandise Selling expense 575.6 521.4 530.5 1.7% -7.8% 443.7 447.8 0.9% KRW 908.2bn, YoY +7.7% Cost of merchandise 843.5 944.4 908.2 -3.8% 7.7% 944.4 908.2 -3.8% (Unit: KRW bn) Marketing Expenses 2Q17* 1Q18* 2Q18* QoQ YoY KRW 674.6bn, YoY +1.6% Marketing expenses 663.6 615.6 674.6 9.6% 1.6% KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses 7

K-IFRS / Consolidated 2-3 Financial Highlights Financial Position (Unit: KRW bn) Equity increase on IFRS15 2Q 17* 1Q 18 2Q 18 QoQ YoY initial application Assets 27,825.5 30,467.8 29,968.0 -1.6% 7.7%—Cumulative impact reflected st Cash & cash equivalents 1,656.5 1,777.5 2,249.7 26.6% 35.8% in Jan 1 , 2018 retained earnings Debt 14,771.1 16,458.0 15,665.2 -4.8% 6.1% Borrowings 6,524.9 6,689.3 6,604.5 -1.3% 1.2% Debt Position Equity 13,054.4 14,009.8 14,302.8 2.1% 9.6% Borrowings: KRW 6.60tn Capital stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt: KRW 4.35tn Net debt 4,868.5 4,911.8 4,354.8 -11.3% -10.6% Debt / Equity 113.2% 117.5% 109.5% -7.9%p -3.6%p Debt Ratio Net debt / Equity 37.3% 35.1% 30.4% -4.6%p -6.8%p Debt to Equity: 109.5% 135.5% Net Debt to Equity: 30.4% 121.1% 126.2% 113.2% 117.5% 109.5% Debt to Equity 41.8% 37.3% 35.2% 36.4% 35.1% 30.4% Net Debt to Equity 1Q17 * 2Q17 * 3Q17 * 4Q17 * 1Q18 2Q18 8

K-IFRS / Separate 2-4 Financial Highlights CAPEX (Unit: KRW bn) Access Network 1H 2018 CAPEX 3,313 Backbone Network B2B KRW 644.7bn executed Others 28.0% executed as of 1H18 2,514 2,397 2,359 CAPEX Breakdown 2,250 2,300 1,870 Access Network: KRW 324.1bn 1,362 1,133 Backbone Network: KRW 123.4bn 1,316 1,143 1,196 B2B: KRW 127.9bn 466 Others: KRW 69.3bn 452 428 444 241 492 497 645 2018 Guidance KRW 2.3tn 394 517 402 736 362 298 330 258 259 311 227 2013 2014 2015 2016 2017 2018 1H18 Guidance 9

Contents 1 2Q18 Highlight 2 Financial Highlights 3 Business Overviews 4 Q&A 5 Appendix

K-IFRS / Consolidated 3-1 Business Overview Wireless (Unit: KRW bn) Wireless up by 0.3% YoY 2Q17* 1Q18* 2Q18* QoQ YoY 1Q18 2Q18 QoQ Service revenue declined on Wireless 1,781.4 1,777.9 1,786.2 0.5% 0.3% 1,740.8 1,763.7 1.3% increased take-up rate of ‘selective Service 1,679.5 1,660.2 1,667.2 0.4% -0.7% 1,623.1 1,644.7 1.3% tariff discount’ and uplifted tariff Interconnection 101.9 117.7 119.0 1.1% 16.7% 117.7 119.0 1.1% discount rate, YoY -0.7% [Wireless Subscriber] (Unit: 1,000) 20,378 20,662 19,521 19,795 20,015 Net additions and LTE penetration 18,892 19,234 18,678 continues Wireless net adds of 284k 77.2% 77.9% 78.5% 75.5% 75.9% 76.2% 76.7% Net subscriber addition continues 74.5% with successful launch of new pricing plan ‘Data ON’ LTE penetration reached 78.5% 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Subscribers % of LTE 11

K-IFRS / Consolidated 3-2 Business Overview Wireline (Unit: KRW bn) Wireline down by 2.4% YoY 2Q17* 1Q18* 2Q18* QoQ YoY 1Q18 2Q18 QoQ Wireline 1,226.1 1,212.4 1,196.3 -1.3% -2.4% 1,198.8 1,181.5 -1.4% Telephony 461.4 437.6 433.2 -1.0% -6.1% 436.9 432.5 -1.0% Telephony Broadband 501.1 516.7 508.9 -1.5% 1.6% 503.9 494.7 -1.8% Revenue down by 6.1% YoY on cord-cutting and usage drop Line lease 263.6 258.0 254.2 -1.5% -3.6% 258.0 254.3 -1.5% [Broadband Subscriber] (Unit: 1,000) Broadband 8,640 8,708 8,758 8,653 8,659 8,478 8,516 8,573 Revenue up by 1.6% YoY with GiGA subscribers expansion despite 48.9% 51.9% 44.9% interconnection rate decline 41.5% 37.5% 33.0%—Revenue up by 3.7% YoY excluding 28.5% 24.1% interconnection 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Subscribers % of GiGA 12

K-IFRS / Consolidated 3-3 Business Overview Media / Contents (Unit: KRW bn) Media / Contents up by 7.6% YoY 2Q17* 1Q18* 2Q18* QoQ YoY 1Q18 2Q18 QoQ Media / Contents 561.4 561.7 604.2 7.6% 7.6% 554.2 595.2 7.4% Media Media 457.1 461.5 495.3 7.3% 8.4% 454.3 487.3 7.3% IPTV net adds of 100k in 2Q18 Contents 104.3 100.2 108.9 8.7% 4.3% 99.9 107.9 8.0% Media revenue up by 8.4% YoY on high-quality subscriber expansion [IPTV Subscriber] (Unit: 1,000) and platform revenue increase 7,573 7,672 7,397 7,472 7,161 7,280 6,928 7,042 Contents Up by 4.3% YoY on T-commerce (KTH) 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Number of IPTV subscribers differ from MSIT’s release that applies “Combined Market Share Regulation” under the IPTV law. (KT’s average(6-month average) pay TV subscribers as of 2H17 are 6,339,759) 13

K-IFRS / Consolidated 3-4 Business Overview Finance and others (Unit: KRW bn) Finance down by 5.2% YoY 2Q17* 1Q18* 2Q18* QoQ YoY 1Q18 2Q18 QoQ Finance revenue declined Finance 914.7 832.7 866.7 4.1% -5.2% 832.7 866.7 4.1% on decreased ‘Union-Pay’ card Other service 585.5 537.0 596.8 11.1% 1.9% 537.1 596.5 11.1% transactions IT/Solution 260.6 235.5 261.6 11.1% 0.4% 235.5 261.6 11.1% Real estate 114.0 97.1 107.7 10.9% -5.6% 97.1 107.7 10.9% Other Service up by 1.9% YoY Others 210.9 204.4 227.5 11.3% 7.9% 204.4 227.3 11.2% Other revenue up on IDC and security business expansion (Unit: KRW bn) Merchandise up by 7.6% YoY 2Q17* 1Q18* 2Q18* QoQ YoY 1Q18 2Q18 QoQ Merchandise 773.3 916.1 832.2 -9.2% 7.6% 846.6 803.4 -5.1% 14

Contents 1 2Q18 Highlight 2 Financial Highlights 3 Business Overviews 4 Q&A 5 Appendix

Contents 1 2Q18 Highlight 2 Financial Highlights 3 Business Overviews 4 Q&A 5 Appendix

5-1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	2Q 17*	3Q 17*	4Q 17*	1Q 18*	2Q 18*	1Q 18	2Q 18
Operating revenue	5,842.5	5,826.6	6,106.6	5,837.9	5,882.4	5,710.2	5,806.9
Service revenue	5,069.1	5,047.2	5,058.2	4,921.7	5,050.2	4,863.6	5,003.6
Wireless	1,781.4	1,816.6	1,811.4	1,777.9	1,786.2	1,740.8	1,763.7
Fixed line	1,226.1	1,218.0	1,202.6	1,212.4	1,196.3	1,198.8	1,181.5
Media/Contents	561.4	572.6	584.8	561.7	604.2	554.2	595.2
Finance	914.7	873.9	892.8	832.7	866.7	832.7	866.7
Others	585.5	566.2	566.6	537.0	596.8	537.1	596.5
Merchandise rev.	773.3	779.3	1,048.4	916.1	832.2	846.6	803.4
Operating expense	5,395.2	5,449.3	5,972.8	5,402.7	5,505.4	5,313.1	5,407.8
Service expense	4,551.7	4,524.9	4,804.7	4,458.3	4,597.3	4,368.6	4,499.6
Labor expense	872.1	848.5	978.0	923.5	989.6	922.1	987.5
General expense	2,442.3	2,481.1	2,536.4	2,363.6	2,466.6	2,353.1	2,454.6
Cost of svc provided	661.6	603.3	676.4	649.7	609.8	649.7	609.8
Selling expense	575.6	592.1	613.8	521.4	530.5	443.7	447.8
Merchandise cost	843.5	924.4	1,168.1	944.4	908.2	944.4	908.2
Operating income	447.3	377.3	133.7	435.1	376.9	397.1	399.1
N-OP income (loss)	-131.4	-60.5	-247.3	-47.2	-14.6	-44.1	-7.9
N-operating income	53.7	120.7	235.6	128.7	210.5	130.0	211.3
N-operating expense	185.9	183.7	469.1	174.9	226.3	173.2	220.5
Equity method (G/L)	0.8	2.4	-13.9	-1.0	1.2	-1.0	1.2
Income bf taxes	315.9	316.7	-113.6	388.0	362.4	353.0	391.2
Income tax	57.8	114.1	9.9	135.4	105.4	128.9	110.5
Income from con. Op	258.1	202.6	-123.5	252.5	256.9	224.1	280.7
Income from discon. op	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	258.1	202.6	-123.5	252.5	256.9	224.1	280.7
NI contribution to KT	222.2	179.9	-126.1	227.5	229.5	197.0	251.0
EBITDA	1,288.3	1,215.1	968.8	1,266.9	1,199.0	1,228.9	1,221.2
EBITDA Margin	22.1%	20.9%	15.9%	21.7%	20.4%	21.5%	21.0%

KT Separate	2Q 17*	3Q 17*	4Q 17*	1Q 18*	2Q 18*	1Q 18	2Q 18
Operating revenue	4,292.6	4,312.0	4,575.3	4,418.4	4,344.7	4,297.2	4,283.0
Service revenue	3,588.2	3,607.5	3,570.0	3,555.1	3,622.7	3,501.5	3,581.4
Wireless	1,759.5	1,791.2	1,782.5	1,751.3	1,758.9	1,713.8	1,735.5
Fixed line	1,212.6	1,210.1	1,186.5	1,197.9	1,189.3	1,186.5	1,176.4
Media	308.8	311.6	317.6	323.1	361.9	318.7	357.2
Other service	307.2	294.7	283.4	282.8	312.7	282.5	312.3
Merchandise rev.	704.4	704.5	1,005.3	863.3	722.0	795.6	701.6
Operating expense	3,991.2	4,040.6	4,514.9	4,078.8	4,067.5	3,992.2	3,975.4
Service expense	3,253.8	3,278.5	3,473.3	3,227.9	3,348.5	3,141.3	3,256.4
Labor expense	502.5	491.0	575.3	526.9	599.0	526.9	599.0
General expense	1,655.8	1,687.6	1,779.0	1,633.4	1,671.2	1,627.8	1,658.8
Cost of svc provided	510.1	509.2	507.6	519.0	518.1	519.0	518.1
Selling expense	585.4	590.7	611.3	548.5	560.2	467.6	480.5
Merchandise cost	737.3	762.0	1,041.7	850.9	718.9	850.9	718.9
Operating income	301.4	271.4	60.4	339.6	277.2	305.0	307.7
N-OP income (loss)	-127.7	-46.2	-205.2	124.3	-27.9	127.3	-21.3
N-operating income	45.5	106.6	200.8	283.5	185.2	284.8	186.0
N-operating expense	173.2	152.7	406.0	159.2	213.1	157.5	207.2
Income bf taxes	173.7	225.3	-144.8	463.9	249.3	432.2	286.4
Income tax	13.0	77.3	-14.8	123.9	66.6	115.4	76.5
Net income	160.7	148.0	-130.1	340.0	182.8	316.8	209.9
EBITDA	1,057.4	1,021.8	805.7	1,081.3	1,009.0	1,046.6	1,039.4
EBITDA Margin	24.6%	23.7%	17.6%	24.5%	23.2%	24.4%	24.3%

* K-IFRS 1018 (old-standard)

17

5-2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 17*	2Q 17*	3Q 17*	4Q 17*	1Q 18	2Q 18
Asset	**30,102.6**	**27,825.5**	**29,373.0**	**29,580.6**	**30,467.8**	**29,968.0**
Current assets	**9,858.1**	**7,592.8**	**9,354.1**	**9,522.1**	**10,928.3**	**10,696.9**
Cash & cash equi.	2,002.1	1,656.5	2,168.6	1,928.2	1,777.5	2,249.7
Trade & other rec	3,196.7	3,384.9	3,440.8	3,555.9	3,486.4	3,589.8
Inventories	499.0	420.0	346.7	457.7	716.0	594.5
Other current asset	4,160.2	2,131.6	3,398.0	3,580.4	4,948.5	4,262.9
- Prepaid_Contract cost	-	-	-	-	987.2	1,037.8
- Contract assets	-	-	-	-	313.1	298.4
Non-current assets	**20,244.5**	**20,232.7**	**20,018.9**	**20,058.5**	**19,539.5**	**19,271.1**
Trade & other rec	609.6	647.8	629.8	800.6	689.2	770.1
P.P.E	13,865.5	13,409.7	13,288.5	13,562.3	13,161.7	13,000.0
Other current asset	5,769.4	6,175.2	6,100.5	5,695.6	5,688.5	5,501.0
- Prepaid_Contract cost	-	-	-	-	343.5	362.6
- Contract assets	-	-	-	-	74.0	79.3
Liabilities	**17,319.3**	**14,771.1**	**16,085.9**	**16,504.3**	**16,458.0**	**15,665.2**
Current liabilities	**9,714.6**	**7,275.8**	**8,815.7**	**9,458.1**	**9,437.6**	**9,101.5**
Trade & other payables	7,384.0	5,626.9	6,672.0	7,355.5	6,972.4	6,197.7
Short-term borrowings	1,647.5	988.7	1,586.0	1,573.5	1,534.3	1,940.0
Others	683.1	660.2	557.6	529.1	931.0	963.8
- Contract liabilities	-	-	-	-	270.8	281.0
Non-current liabilities	**7,604.7**	**7,495.4**	**7,270.2**	**7,046.1**	**7,020.4**	**6,563.7**
Trade & other payables	886.9	894.1	900.6	893.1	667.9	661.0
Long-term borrowings	5,697.7	5,536.3	5,262.2	5,110.2	5,155.0	4,664.5
Others	1,020.0	1,065.0	1,107.5	1,042.8	1,197.5	1,238.2
- Contract liabilities	-	-	-	-	52.1	45.8
Equity	**12,783.3**	**13,054.4**	**13,287.1**	**13,076.4**	**14,009.8**	**14,302.8**
Retained earnings	9,657.9	9,877.3	10,056.5	9,854.2	10,726.0	10,973.6

KT Separate	1Q 17*	2Q 17*	3Q 17*	4Q 17*	1Q 18	2Q 18
Asset	**23,677.2**	**22,881.3**	**23,381.9**	**23,334.9**	**24,639.8**	**24,378.2**
Current assets	**4,502.2**	**3,954.2**	**4,603.1**	**4,379.6**	**6,312.7**	**6,266.7**
Cash & cash equi.	1,102.6	911.6	1,323.8	1,166.4	1,064.1	1,464.3
Trade & other rec	2,563.5	2,617.5	2,601.6	2,740.3	2,847.6	2,827.7
Inventories	287.2	205.3	142.3	232.2	450.7	360.4
Other current asset	548.8	219.7	535.4	240.6	1,950.3	1,614.4
- Prepaid_Contract cost	-	-	-	-	1,005.8	1,048.7
- Contract assets	-	-	-	-	289.1	274.7
Non-current assets	**19,175.1**	**18,927.1**	**18,778.9**	**18,955.4**	**18,327.1**	**18,111.6**
Trade & other rec	541.7	581.7	556.8	735.7	624.1	705.1
P.P.E	11,538.2	11,117.3	11,074.7	11,375.0	11,008.2	10,777.8
Other current asset	7,095.2	7,228.1	7,147.3	6,844.6	6,694.9	6,628.7
- Prepaid_Contract cost	-	-	-	-	331.4	336.9
- Contract assets	-	-	-	-	64.0	69.3
Liabilities	**12,492.0**	**11,533.4**	**11,878.7**	**12,023.8**	**12,304.3**	**11,853.1**
Current liabilities	**5,636.5**	**4,741.9**	**5,338.2**	**5,596.7**	**5,883.2**	**5,927.6**
Trade & other payables	3,842.5	3,653.6	3,733.4	4,109.5	4,074.7	3,602.2
Short-term borrowings	1,433.4	712.4	1,336.6	1,298.5	1,230.1	1,688.7
Others	360.6	376.0	268.3	188.6	578.4	636.7
- Contract liabilities	-	-	-	-	274.4	280.0
Non-current liabilities	**6,855.5**	**6,791.5**	**6,540.5**	**6,427.2**	**6,421.1**	**5,925.5**
Trade & other payables	942.9	945.0	946.3	958.2	728.4	711.1
Long-term borrowings	5,370.6	5,278.5	5,006.7	4,914.4	5,007.5	4,515.1
Others	542.0	568.0	587.4	554.6	685.2	699.4
- Contract liabilities	-	-	-	-	47.6	41.7
Equity	**11,185.2**	**11,347.9**	**11,503.2**	**11,311.1**	**12,335.5**	**12,525.1**
Retained earnings	9,242.1	9,400.9	9,548.3	9,344.5	10,380.4	10,587.3

* K-IFRS 1018 (old-standard)

18

K-IFRS / Separate

5-3 Subscribers

Wireless	1Q 17	2Q 17	3Q 17	4Q 17	1Q 18	2Q 18	QoQ	YoY
Subscribers (Unit: 1,000)[1]								
Total (LTE+WCDMA)	19,234	19,521	19,795	20,015	20,378	20,662	1.4%	5.8%
Net additions	342	287	274	220	363	284	-21.8%	-1.1%
Gross additions	1,243	1,225	1,270	1,264	1,211	1,160	-4.2%	-5.3%
Deactivation[2]	901	938	996	1,043	848	876	3.3%	-6.6%
Churn rate	1.6%	1.6%	1.7%	1.7%	1.4%	1.4%	-0.0%p	-0.2%p
LTE	14,608	14,869	15,179	15,462	15,867	16,224	2.3%	9.1%
LTE Penetration rate	75.9%	76.2%	76.7%	77.2%	77.9%	78.5%	0.7%p	2.4%p
ARPU (KRW)[3]	34,537	34,554	34,608	34,077	32,993	32,733[4]	-0.8%	-5.3%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE and IoT included):Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter
Note 4) ARPU based on old standard (New standard wireless ARPU 32,320)

Wireline	1Q 17	2Q 17	3Q 17	4Q 17	1Q 18	2Q 18	QoQ	YoY
Subscribers (Unit: 1,000)								
Telephony	16,129	16,045	15,815	15,610	15,478	15,343	-0.9%	-4.4%
PSTN	12,679	12,576	12,376	12,201	12,080	11,949	-1.1%	-5.0%
VoIP	3,450	3,469	3,439	3,409	3,398	3,394	-0.1%	-2.2%
Broadband	8,573	8,640	8,708	8,758	8,653	8,659	0.1%	0.2%
IPTV (OTV+OTS)	7,161	7,280	7,397	7,472	7,573	7,672	1.3%	5.4%

※ Number of IPTV subscribers differ from MSIT's release that applies "Combined Market Share Regulation" under the IPTV law.
(KT's average(6-month average) pay TV subscribers as of 2H17 are 6,339,759)

19

PEOPLE TECHNOLOGY. KT